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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Yukon-Nevada Gold Corp.

We have audited the accompanying consolidated balance sheet of Yukon-Nevada Gold Corp. (the "Company") as of December 31, 2009 and the related consolidated statements of operations, comprehensive income (loss) , shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements are prepared assuming the Company will continue as a going concern. As discussed in note 1, continuing losses and negative working capital as at December 31, 2009 raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in the notes to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 23 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
March 26, 2010

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